Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

J.P. Morgan Aviation, Transportation and Industrials Conference James C. Reagan Chief Financial Officer March 8, 2016

Cautionary Statement Regarding Forward Looking Statements The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-KT for the 11-month period ended January 1, 2016 which is available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws. Additional Information and Where to Find It In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com. This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ Annual Report on Form 10-KT for the 11-month period ended January 1, 2016, filed with the SEC on March 4, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ©2016 LEIDOS. ALL RIGHTS RESERVED.   Forward-Looking Statements

Who We Are



NSS
68%
C2015
Revenues
$5.1B
HES
32%

NATIONAL SECURITY SECTOR

$3.5B revenue	Critical mission support for intelligence community
~10,000* employees with ~7,800 possessing security clearances	C4ISR, Cyber, Data Analytics solutions
96% government 4% commercial	Serves Intel community, DoD, UK Ministry of Defence, DHS, and other government agencies

HEALTH & ENGINEERING SECTOR

$1.6B revenue	Healthcare IT, electronic health records; energy grid and critical infrastructure design, and transportation security products
~7,000* employees	Health and life science/ clinical research
~40% government ~60% commercial	Serves hospitals, healthcare networks, commercial clients, utility industry, DoD and other government agencies

* Employee count as of 12/31/2015

leidos

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©2016 LEIDOS. ALL RIGHTS RESERVED.

©2015 LEIDOS. ALL RIGHTS RESERVED.   National Security Sector PRIMARY CUSTOMERS MARQUEE PROGRAMS Intel Community Army Air Force Navy Department of Homeland Security (DHS) LCST Saturn Arch Desert Owl Buckeye ACTUV NATO Ballistic Missile Defense SE&I TSA Integrated Logistics SNAPSHOT $3.5B CY15 Revenue Data analysis & exploitation Agile software development C4ISR Cyber R&D in air, sea, ground & space Wide range of technical solutions

©2015 LEIDOS. ALL RIGHTS RESERVED.   Health & Engineering Sector Defense Health Agency (DHA) Utilities Commercial Industrial and Manufacturing US Army Corp of Engineers Veterans Administration National Cancer Institute DoD Health Management Systems Modernization (DHMSM) Nurse Advice Line Chevron Enviro. Services State of Hawaii Energy Efficiency United Power Smart Grid as a Service $1.6B CY15 Revenue EHR consulting Engineering Systems design & integration Health research & life sciences Power delivery & Smart grid Border, port, & infrastructure security PRIMARY CUSTOMERS MARQUEE PROGRAMS SNAPSHOT

©2015 LEIDOS. ALL RIGHTS RESERVED.   Historical Financials ─ Select Items 1Q’C15 2Q’C15 3Q’C15 4Q’C15 C2015 Revenue ($M) 1,246 1,257 1,302 1,281 5,086 Operating income from continuing operations ($M) 38 64 94 102 298 Non-GAAP operating income from continuing operations ($M) 80 93 99 105 377 Diluted earnings per share from continuing operations $ 0.31 $0.50 $0.67 $1.72 $3.19 Non-GAAP diluted earnings per share from continuing operations $0.65 $0.73 $0.73 $0.78 $2.89 Cash Flow From (used in) Operations ($M) -42 151 269 32 410 Cash Flow Efficiency1 NA 280% 507% 60% 192% 1Cash Flow Efficiency is measured as Cash From Operations / Non-GAAP income from continuing operations. Note: Please see Appendix for a definition and reconciliation of Non-GAAP Operating Income & Non-GAAP diluted earnings per share.

©2015 LEIDOS. ALL RIGHTS RESERVED.   LDOS: A trusted long-term partner 40+ year RELATIONSHIPS CLASSIFIED MARYLAND PROCUREMENT OFFICE 30+ year RELATIONSHIPS 10+ year RELATIONSHIPS CLASSIFIED 20+ year RELATIONSHIPS 1969 – SAIC/LDOS Founded

Transaction Summary

Structure and Consideration	▸ Leidos to combine with Lockheed Martin's Information Systems & Global Solutions ("IS&GS") business via a Reverse Morris Trust structure ▸ Total transaction value of $5 billion for IS&GS, including $3.2 billion(1) in Leidos stock (~77 million shares) and $1.8 billion in special cash payment to Lockheed Martin ▸ Leidos stockholders will receive a special cash dividend of ~$1,030 million or ~$13.50 per share at closing
Merged Company	▸ Company name: Leidos; Listing: NYSE; Ticker: LDOS ▸ Headquarters: Reston, VA (current Leidos headquarters)
Ownership / Capital Structure	▸ Lockheed Martin stockholders: 50.5% ▸ Leidos stockholders: 49.5% ▸ Approximately $3.4 billion in net debt anticipated at closing
Board of Directors	▸ Roger Krone to continue as Chairman of the Board ▸ Lockheed Martin entitled to designate 3 new Directors to the Leidos Board
Management	▸ Leidos CEO, CFO, and joint management team to lead the combined entity
Approvals and Timing	▸ Leidos stockholder approval ▸ Customary closing conditions, applicable tax opinions, and regulatory authority approvals ▸ Expected closing: 2H 2016

(1) Based on Leidos 5-day volume weight average stock price of $55.22 as of January 25, 2016, and adjusted for the ~$13.50 special cash dividend.

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©2016 LEIDOS. ALL RIGHTS RESERVED

Combined Company Market Alignment

Leidos
IS&GS

C4ISR ~$1.7B



Design, Develop, Maintain NextGen C4ISR Component Systems

Mission IT ~$1.6B



Manage and Modernize Large-Scale Critical IT Systems

Intelligence Services ~$1.8B



Provide World-Class Analytic Services Leanly and Efficiently

Healthcare Information ~$1.6B



Engineering Secure, Productive Healthcare Solutions

Infrastructure and Logistics ~$1.8B



Efficiently Integrating and Managing Large, Diverse Plants and Infra.

Transportation ~$1.6B



Secure Transportation and Facilitate Commerce

Note: Based on 2015 estimate.

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©2016 LEIDOS. ALL RIGHTS RESERVED

Strategic Rationale – Complementary Capabilities IS&GS Pro forma Leidos Logistics ˜ ˜ ˜ Facilities Management ˜ ˜ ˜ Data Center Consolidation ˜ ˜ ˜ Financial and HR ERP Outsourcing ˜ ˜ ˜ IT Operations ˜ ˜ ˜ C4ISR ˜ ˜ ˜ Application Development ˜ ˜ ˜ Cybersecurity ˜ ˜ ˜ Systems Engineering ˜ ˜ ˜ Pro forma Leidos will have broader capability set and no material OCI exposure

Strategic Transaction + Significant Value to Stockholders

Strategic Rationale	▸ Creates a **leading Government & IT Services player** with **mission-critical domain expertise** and high-technical competencies ▸ **Highly complementary** market offerings, capability, and customer reach
Synergies	▸ **Identifiable run-rate synergies of $120mm**, with significant portion captured in 2017 ▸ **Enhanced competitiveness with cost synergies** drive additional growth ▸ **Longer term revenue synergies** enable upside potential ▸ Integration planning already underway
Improved Financial Profile	▸ Transaction adds **~$500mm of incremental EBITDA**, with improved growth prospects in 2017 and beyond ▸ Enhances Leidos financial profile with **structurally higher margins, earnings growth and significant cash flow generation**

*Leidos stockholders receive **~$13.50 in cash <u>PLUS</u> EPS accretion***

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©2016 LEIDOS. ALL RIGHTS RESERVED

Freedom to Think Forward Leidos is securing the future and helping to make our communities, our nation and our world a better place for generations to come. NATIONAL SECURITY Delivering innovative solutions that help protect freedom in all domains – air, land, sea, space, and cyberspace. HEALTH Advancing health technology to improve patient care, reduce healthcare costs, and enhance public health. ENGINEERING Passionate about protecting our environment and making energy supply and delivery smarter, cleaner and more reliable.

Appendix

©2016 LEIDOS. ALL RIGHTS RESERVED.   Non-GAAP Definitions The Company's computation of non-GAAP operating income and non-GAAP diluted earnings per share from continuing operations, which may not be comparable to a similarly titled measure reported by other companies, uses GAAP operating income (loss) and income (loss) from continuing operations, respectively, adjusted to exclude the impact of discrete events such as separation transaction expenses, restructuring expenses, business acquisition and integration costs, gains and losses on disposal of assets and businesses, and impairments. Non-GAAP operating income and non-GAAP diluted earnings per share are adjusted for the following discrete items: Asset impairment charges – This adjustment represents impairments of goodwill and long-lived intangible and tangible assets. Restructuring expenses – This adjustment represents costs for lease termination and facility consolidation including costs associated with the Company's September 2013 spin-off of its former technical services and enterprise IT business. Gain on a real estate sale – This adjustment represents the gain on the sale of the remaining building and land associated with the Company’s former headquarters.

©2016 LEIDOS. ALL RIGHTS RESERVED.   Non-GAAP Operating Income Reconciliation 1QCY15 2QCY15 3QCY15 4QCY15 CY15 (in millions) GAAP operating income (loss) from continuing operations $ 38 $ 64 $ 94 $ 102 $ 298 Asset impairment charges 40 29 4 - 73 Restructuring expenses 2 - 1 3 6 Non-GAAP operating income from continuing operations $ 80 $ 93 $ 99 $ 105 $ 377 Non-GAAP operating income margin 6.4% 7.4% 7.6% 8.2% 7.4% Note: Please see description of non-GAAP operating income on slide 14.

©2016 LEIDOS. ALL RIGHTS RESERVED.   Non-GAAP EPS Reconciliation   1QCY15 2QCY15 3QCY15 4QCY15 CY15 (in millions, except for per share amounts) GAAP income (loss) from continuing operations $ 23 $ 37 $ 49 $ 127 $ 236 Asset impairment charges 40 29 4 - 73 Restructuring expenses 2 - 1 3 6 Gain on a real estate sale - - - (82) (82) Total non-GAAP adjustments $ 42 $ 29 $ 5 $ (79) $ (3) Adjustment to the income tax provision to reflect non-GAAP adjustments1 (16) (12) (1) 10 (19) Non-GAAP income from continuing operations $ 49 $ 54 $ 53 $ 58 $ 214 GAAP diluted earnings (loss) per share from continuing operations2 $ 0.31 $ 0.50 $ 0.67 $ 1.72 $ 3.19 Total adjustments from non-GAAP income from continuing operations, above2 $ 0.34 $ 0.23 $ 0.06 $ (0.94) $ (0.30) Non-GAAP diluted earnings per share from continuing operations2 $ 0.65 $ 0.73 $ 0.73 $ 0.78 $ 2.89 Diluted Shares (for computing Non-GAAP EPS) 75 74 73 74 74 Note: Please see description of non-GAAP EPS on slide 14. 1 Calculation uses an estimated statutory tax rate on non-GAAP tax deductible adjustments. 2 Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the fiscal year.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 1, 2016, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.